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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 17, 2024

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated September 13, 2024, regarding the captioned subject. The Board of Directors of the Company at their meeting held on October 16 and 17, 2024 transacted the following items of business:

Financial Results :

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and half year ended September 30, 2024;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and half year ended September 30, 2024;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and half year ended September 30, 2024;

Dividend :

4. Declared an interim dividend of ₹ 21/- per equity share, fixed October 29, 2024 as a record date and November 8, 2024 as a payout date.

Stock grants :

5. Based on the recommendation of the Nomination and Remuneration Committee, approved the grant of 22,880 RSUs to six eligible employees under the 2015 Stock Incentive Compensation Plan effective from November 1, 2024. These RSUs will vest over a period of two to four years.

Merger of subsidiaries :

6. Approved merger of WongDoody Inc (wholly owned subsidiary) and Blue Acorn iCi Inc, Outbox Systems Inc., d.b.a Simplus and Kaleidoscope Animations Inc (step-down subsidiaries) with Infosys Nova Holdings LLC (wholly owned subsidiary).

   Additional information as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated 13th July 2023 is enclosed herewith as Annexure – A.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Acquisition :

7. Approved acquisition of Blitz 24-893 SE.

   Additional information as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated 13th July 2023 is enclosed herewith as Annexure – B.

Amendment to the Policy :

8. Considered and approved amendments to the Policy for determining Materiality for Disclosures. Copy of the policy will be made available on the website of the Company under the following link : https://www.infosys.com/investors.html.

Postal Ballot Notice :

9. Approved the Postal Ballot Notice to seek approval of the shareholders for the following:-

   a) Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V.
   b) Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

   Postal Ballot Notice shall be sent to the shareholders in due course and the same shall be filed with the exchanges.

The Board meeting was held on October 16 and 17, 2024. The Board meeting held on October 17, 2024 commenced at 12.00 PM IST and concluded at 3.25 PM IST.

We are hereby enclosing herewith the financial results and press releases for your information and records. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Manikantha A.G.S.
Company Secretary
ACS - 21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com